Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2018, Concordia International Corp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Concordia International Corp. (the Company), effective at the opening of the trading session on July 30, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staffs determination on May 30, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 8, 2018.